**Term Sheet**
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 154-A-II dated February 5, 2009*

**Term Sheet to
Product Supplement No. 154-A-II
Registration Statement No. 333-155535
Dated March 4 2009; Rule 433**

# JPMorganChase

| **Structured Investments** | JPMorgan Chase & Co. $ Buffered Return Enhanced Notes Linked to the JPMorgan Commodity Curve Index — Crude Oil Excess Return Index due September 17, 2010 |
|---|---|

## General

- The notes are designed for investors who seek a return of at least 1.14* times the appreciation of JPMorgan Commodity Curve Index — Crude Oil Excess Return Index up to a maximum total return on the notes of at least 39.90%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 15%, be willing to lose up to 85% of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 17, 2010[†].
- Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about March 11, 2009[††] and are expected to settle on or about March 16, 2009.

## Key Terms

| | |
|---|---|
| Index: | JPMorgan Commodity Curve Index — Crude Oil Excess Return Index (the "JPMCCI — Crude Oil Excess Return Index" or the "Index"). |
| Upside Leverage Factor: | At least 1.14* |
| Payment at Maturity: | If the Ending Index Level is greater than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.14*, subject to a Maximum Total Return on the notes of 39.90%*. For example, if the Index Return is greater than or equal to 35.00%, you will receive the Maximum Total Return on the notes of 39.90%*, which entitles you to a maximum payment at maturity of $1,399 for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return: |

$$\$1,000 + [\$1,000 \times (\text{Index Return} \times 1.14)]$$

* The actual Upside Leverage Factor, Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 1.14, 39.90% and $1,399 per $1,000 principal amount note, respectively.

Your principal is protected against up to a 15% decline of the Index at maturity. If the Ending Index Level is equal to or declines from the Strike Level by up to 15%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level declines from the Strike Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond 15%. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Index Return} + 15\%)]$$

*If the Ending Index Level declines from the Strike Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.*

| | |
|---|---|
| Buffer Amount: | 15%, which results in a minimum payment of $150 per $1,000 principal amount note. |
| Index Return: | $\dfrac{\text{Ending Index Level} - \text{Strike Level}}{\text{Strike Level}}$ |
| Strike Level: | An Index level to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level **may or may not be** the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes. |
| Ending Index Level: | The closing level of the Index on the Observation Date. |
| Observation Date: | September 14, 2010[†] |
| Maturity Date: | September 17, 2010[†] |
| CUSIP: | 48123LM27 |

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 154-A-II or early acceleration in the event of a hedging disruption event as described under "General Terms of Notes—Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 154-A-II and in "Selected Risk Considerations—Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this term sheet.

[††] The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under "Selected Purchase Considerations — Capital Gains Tax Treatment."

**Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-54 of the accompanying product supplement no. 154-A-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public (1) | Fees and Commissions (2) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $20.00 per $1,000 principal amount note. See "Plan of Distribution" beginning on page PS-88 of the accompanying product supplement no. 154-A-II.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

## JPMorgan

March 4, 2009

## ADDITIONAL TERMS SPECIFIC TO THE NOTES

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 154-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 154-A-II dated February 5, 2009.  **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.**  You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 154-A-II, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 154-A-II dated February 5, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000526/e34383_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

### What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the JPMCCI Crude Oil Excess Return?

The following table illustrates the hypothetical total return at maturity on the notes.  The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume a Strike Level of 380, an Upside Leverage Factor of 1.14 and a Maximum Total Return on the notes of 39.90%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

| Index Closing Level | Index Return | Total Return |
|---|---|---|
| 684.00 | 80.00% | 39.90% |
| 627.00 | 65.00% | 39.90% |
| 570.00 | 50.00% | 39.90% |
| 532.00 | 40.00% | 39.90% |
| 513.00 | 35.00% | 39.90% |
| 494.00 | 30.00% | 34.20% |
| 456.00 | 20.00% | 22.80% |
| 418.00 | 10.00% | 11.40% |
| 399.00 | 5.00% | 5.70% |
| 383.80 | 1.00% | 1.14% |
| **380.00** | **0.00%** | **0.00%** |
| 361.00 | -5.00% | **0.00%** |
| 342.00 | -10.00% | **0.00%** |
| 323.00 | -15.00% | **0.00%** |
| 304.00 | -20.00% | -5.00% |
| 266.00 | -30.00% | -15.00% |
| 228.00 | -40.00% | -25.00% |
| 190.00 | -50.00% | -35.00% |
| 152.00 | -60.00% | -45.00% |
| 114.00 | -70.00% | -55.00% |
| 76.00 | -80.00% | -65.00% |
| 38.00 | -90.00% | -75.00% |
| 0.00 | -100.00% | -85.00% |

JPMorgan Structured Investments —
Buffered Return Enhanced Notes Linked to the JPMorgan Commodity Curve Index — Crude Oil Excess Return Index

TS-1

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

**Example 1: The level of the Index increases from a Strike Level of 380 to an Ending Index Level of 399.** Because the Ending Index Level of 399 is greater than the Strike Level of 380 and the Index Return of 5% multiplied by 1.14 does not exceed the Maximum Total Return of 39.90%, the investor receives a payment at maturity of $1,057 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.14)] = \$1,057$$

**Example 2: The level of the Index decreases from a Strike Level of 380 to an Ending Index Level of 323.** Although the Index Return is negative, because the Ending Index Level of 323 is less than the Strike Level of 380 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 3: The level of the Index increases from a Strike Level of 380 to an Ending Index Level of 532.** Because the Ending Index Level of 532 is greater than the Strike Level of 380 and the Index Return of 40% multiplied by 1.14 exceeds the Maximum Total Return of 39.90%, the investor receives a payment at maturity of $1,399 per $1,000 principal amount note, the maximum payment on the notes.

**Example 4: The level of the Index decreases from a Strike Level of 380 to an Ending Index Level of 266.** Because the Index Return is negative and the Ending Index Level of 266 is less than the Strike Level of 380 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

**Example 5: The level of the Index decreases from a Strike Level of 380 to an Ending Index Level of 0.** Because the Index Return is negative and the Ending Index Level of 0 is less than the Strike Level of 380 by more than the Buffer Amount of 15%, the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the Buffer Amount of 15%, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

## JPMorgan Commodity Curve Index — Crude Oil Excess Return

The JPMorgan Commodity Curve Index ("JPMCCI") is a family of one hundred-five single commodity indices, twenty-one sector indices, three energy light indices and three aggregate commodity indices, including the JPMorgan Commodity Curve Index — Crude Oil Excess Return Index (the "JPMCCI — Crude Oil Excess Return Index"), that seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices, which generally focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), JPMCCI seeks to track exposure along the entire futures curve (*i.e.*, exposure to futures contracts with different maturities) in proportion to their open interest.

JPMCCI, including the JPMCCI — Crude Oil Excess Return Index, uses open interest to determine the inclusion and relative weights of the individual commodities to arrive at a total market benchmark, which is based on the entire commodity curve. Each commodity's monthly contract compositions are determined by reference to the historical distribution of the open interest of contracts across the futures curve for the relevant calendar month by reference to the preceding three years.

Although positions will be adjusted monthly, many contracts are deemed to be held in JPMCCI, including the JPMCCI — Crude Oil Excess Return Index, for multiple months because JPMCCI will synthetically own contracts at deferred points of the futures curve. Therefore, only a portion of JPMCCI's nominal positions will roll each month. This is different from traditional commodities indices, which are generally deemed to have liquidated their current nominal holdings entirely after the end of the rolling period from one contract to another.

The value of the JPMCCI — Crude Oil Excess Return Index is published each trading day under the Bloomberg ticker symbol "JMCXCLER".

## Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by 1.14, up to the Maximum Total Return on the notes of 39.90%, or a maximum payment at maturity of $1,399 for every $1,000 principal amount note. The actual Upside Leverage Factor, Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 1.14, 39.90% and $1,399 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS —** Payment at maturity of the principal amount of the notes is protected against a decline of the Ending Index Level, as compared to the Strike Level, of up to 15%. If the Ending Index Level declines by more than 15%, for every 1% decline in the Index beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **RETURN LINKED TO JPMORGAN COMMODITY CURVE INDEX — CRUDE OIL EXCESS RETURN** — The return on the notes is linked to the performance of the JPMCCI — Crude Oil Excess Return Index, which seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices that focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Crude Oil Excess Return Index seeks to track exposure along the entire futures curve (*i.e.*, exposure to futures contracts with different maturities) for each commodity included in the JPMCCI — Crude Oil Excess Return Index in proportion to their "open interest." The JPMCCI — Crude Oil Excess Return Index measures the return from a hypothetical investment in the relevant commodity futures contracts, taking into account the effect of any monthly composition changes with respect to the relevant commodities in each roll period. See "The JPMorgan Commodity Curve Index" in the accompanying product supplement no. 154-A-II.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 154-A-II. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 154-A-II and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the JPMCCI — Crude Oil Excess Return Index or in any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to the JPMCCI — Crude Oil Excess Return Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 154-A-II.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount note. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to any decline in the Ending Index Level, as compared to the Strike Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN —** If the Ending Index Level is greater than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 39.90%.

- **COMMODITY PRICES ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO A HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX —** Market prices of the commodity options futures contracts underlying the JPMCCI — Crude Oil Excess Return Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the Index in varying ways, and different factors may cause the value of different commodities included in the Index, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —** The commodity futures contracts that underlie the JPMCCI — Crude Oil Excess Return Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the JPMCCI — Crude Oil Excess Return Index. The United States Congress has considered legislation that might, if enacted, subject us to position limits on positions in commodity futures contracts. Such restrictions may result in a modification of the rules, which may, in turn, have a negative effect on the level of the JPMCCI — Crude Oil Excess Return Index and your payment, if any, at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 154-A-II for more information.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE JPMCCI — CRUDE OIL EXCESS RETURN INDEX'S OPEN INTEREST INVESTMENT STRATEGY —** The JPMCCI — Crude Oil Excess Return Index seeks to offer a diversified and representative approach to passive commodity investing. Unlike other commodity indices which focus exposure at a single maturity (traditionally, the front month contract or a single deferred contract), the JPMCCI — Crude Oil Excess Return Index seeks to track exposure along the entire futures curve, *i.e.*, exposure to futures contracts with different maturities) in proportion to their open interest. No assurance can be given that the investment strategy used to construct the JPMCCI — Crude Oil Excess Return Index will be successful or that the JPMCCI — Crude Oil Excess Return Index will outperform an alternative index that might be constructed from commodity futures contracts that focus exposure at a single maturity.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITY FUTURES CONTRACTS —** The return on your notes will not reflect the return you would realize if you actually held the commodity contracts replicating the JPMCCI — Crude Oil Excess Return Index. The JPMCCI — Crude Oil Excess Return Index synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE JPMCCI — CRUDE OIL EXCESS RETURN INDEX, AND THEREFORE THE VALUE OF THE NOTES —** The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the JPMCCI — Crude Oil Excess Return Index and, therefore, the value of your notes.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE JPMCCI —CRUDE OIL EXCESS RETURN RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The JPMCCI — Crude Oil Excess Return Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the JPMCCI — Crude Oil Excess Return Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive "roll yield." While many of the contracts included in the JPMCCI — Crude Oil Excess Return Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the JPMCCI — Crude Oil Excess Return Index. The presence of contango in the commodity markets could result in negative "roll yields," which could adversely affect the value of the JPMCCI — Crude Oil Excess Return Index and thus the value of notes linked to the JPMCCI — Crude Oil Excess Return Index.

- **COMMODITIES PRICES ARE VOLATILE AND THE ROLL RETURN GENERATED BY ROLLING COMMODITY FUTURES INCLUDED IN THE JPMCCI — CRUDE OIL EXCESS RETURN INDEX WILL HAVE AN EFFECT ON THE LEVEL OF THE INDEX AND THE VALUE OF THE NOTES** — The JPMCCI — Crude Oil Excess Return Index is comprised of commodity futures with different maturities selected on the basis of historical open interest. Each month, contracts that are about to mature whose weighting in the Index have been decreased or that cease to be available for trading before the end of the next roll period will be rolled into contracts with different maturities. In addition, because the JPMCCI — Crude Oil Excess Return Index is weighted by open-interest, all contracts included in the JPMCCI — Crude Oil Excess Return Index will be re-weighted on a monthly basis, whether they are approaching maturity or not, to reflect the monthly change in their open interest. The act of replacing and re-weighting the commodity futures that comprise the JPMCCI — Crude Oil Excess Return Index will generate a profit or loss known as the roll return. This return will be affected by a number of factors including, whether the prices of the relevant longer dated contracts are more or less than the prices of the shorter dated contracts. The roll return will generally be negative if the prices of the relevant longer dated contracts are greater than the prices of the shorter dated contracts. Conversely, if the prices of the longer dated contracts are less than the prices of the shorter dated contracts then the roll return will generally be positive. The prices of commodity futures can be volatile and the roll return generated by rolling commodity futures included in the JPMCCI — Crude Oil Excess Return Index will have an effect, be positive or negative, on the JPMCCI — Crude Oil Excess Return Index, and therefore the value of the notes.

- **THE JPMCCI —CRUDE OIL EXCESS RETURN LACKS AN OPERATING HISTORY** — The JPMCCI — Crude Oil Excess Return Index was established in November 9, 2007, and therefore lacks historical performance. Any back-testing or similar analysis in respect of the JPMCCI — Crude Oil Excess Return Index must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining levels of the JPMCCI — Crude Oil Excess Return Index. Past performance should not be considered indicative of future performance.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS —** As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY —** The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent – the entity that calculates the JPMCCI — Crude Oil Excess Return Index Levels – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. The Strike Level will be an Index level determined on the pricing date in the sole discretion of the calculation agent. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

- **THE INDEX CALCULATION AGENT MAY CANCEL THE CALCULATION AND PUBLICATION OF THE JPMCCI — CRUDE OIL EXCESS RETURN INDEX DURING THE TERM OF THE NOTES —** With the approval of the JPMCCI Supervisory Committee, the Index Calculation Agent may discontinue the calculation and publication of the JPMCCI — Crude Oil Excess Return Index. For example, following a change in a law, regulation or rule applicable to commodity futures contracts, the Index Calculation Agent may cancel publication of the JPMCCI — Crude Oil Excess Return Index if it determines that the objective of the JPMCCI — Crude Oil Excess Return Index can no longer be achieved. If the publication of the JPMCCI — Crude Oil Excess Return Index is discontinued prior to, and such discontinuation is continuing on, the Observation Date the closing level of the JPMCCI — Crude Oil Excess Return Index is to be determined, the calculation agent will either select a successor index or determine the closing level of the JPMCCI — Crude Oil Excess Return Index for such date. Although the calculation agent will only select a successor index that it determines, in its sole discretion, to be comparable to the JPMCCI — Crude Oil Excess Return Index and, if required to compute the closing level of the JPMCCI — Crude Oil Excess Return Index or any successor index, will use, in good faith, the formula for and method of calculating such index last in effect prior to such discontinuation of the publication of the JPMCCI — Crude Oil Excess Return Index may adversely affect the value of the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the volatility of the JPMCCI — Crude Oil Excess Return Index and the underlying futures contracts;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts underlying the JPMCCI — Crude Oil Excess Return Index are based;
  - interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the JPMCCI — Crude Oil Excess Return Index or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituents; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.
- **THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING** — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under "Selected Purchase Considerations — Capital Gains Tax Treatment" above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

## Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the JPMCCI — Crude Oil Excess Return Index based on hypothetical back-tested weekly closing levels of the Index from January 2, 2004 through November 2, 2007, and the historical performance of the Index based on the weekly closing level of the Index from November 9, 2007 through February 27, 2009. The Index was established on November 9, 2007. The closing level of the Index on March 3, 2009 was 380.7597. We obtained the closing levels of the Index below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note. The data for the hypothetical back-tested performance of JPMCCI — Crude Oil Excess Return Index set forth in the following graph was calculated on materially the same basis on which the performance of the JPMCCI — Crude Oil Excess Return Index is now calculated.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.